MANAGED PORTFOLIO SERIES

OPERATING EXPENSES LIMITATION AGREEMENT

      THIS  OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is made as of the 1st day ofJuly 2013, by and between Managed Portfolio Series, a Delaware statutory trust (the "Trust"), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the "Fund"), and Nuance Investments, LLC, a Kansas Limited Liability Company (the "Adviser").

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment  Advisory Agreement between the Trust and the Adviser dated as of the 26th day of July 2012, (the "Investment Advisory Agreement"); and

WHEREAS, the Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly  assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter  set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of the Fund's current Operating Expenses to an annual rate, expressed as a percentage of each class' respective average annual net assets to the amounts listed in Appendix A (the "Annual Limits"). In the event that the annualized Operating Expenses of a class of the Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees ofthe Trust (the "Board"), of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement,  the term "Operating Expenses" with respect to each class of the Fund, is defmed to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser's investment  advisory or management  fee detailed in the Investment Advisory  Agreement, any Rule 12b-l  fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement  of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement  of reductions of its investment advisory fee under the Investment Advisory Agreement.

4. TERM AND TERMINATION. This Agreement shall remain in effect until August 28, 2014. This Agreement will automatically  terminate if the Investment Advisory Agreement is terminated,  with such termination effective upon the effective date of the Investment  Advisory Agreement's termination.

5. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigued without the written consent of the other party.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict oflaws principles thereof; provided that nothing herein shall be construed  to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment  Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations  promulgated  thereunder.

IN WITNESS WHEREOF,  the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES	NUANCE INVESTMENTS, LLC
on behalf of the series listed on Schedule A	on behalf of the series listed on Schedule A

By: /s/ James R. Arnold	By: /s/ Scott A. Moore
Name: James R. Arnold	Name: Scott A. Moore, CFA
Title: President and Principal Executive Officer	Title: President and Chief Investment Officer

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit	Termination Date

Nuance Concentrated Value Fund
Institutional Class	1.15% of average daily net assets	August 28, 2014
Investor Class	1.40% of average daily net assets	August 28, 2014